UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64050Y 100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,729,556 shares
	8	SHARED VOTING POWER 824,247 shares
	9	SOLE DISPOSITIVE POWER 1,729,556 shares
	10	SHARED DISPOSITIVE POWER 824,247 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.85%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,553,803 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,553,803 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.85%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,553,803 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,553,803 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.85%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 824,247 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 824,247 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,247 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.86%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 1,729,556 shares of Common Stock that are owned directly by Access Industries Holdings, LLC.
(2)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CUSIP No. 64050Y 100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,553,803 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,553,803 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,803 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.85%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 28,858,041 shares of Common Stock issued and outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2020.

CONTINUATION PAGES TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Access Industries Holdings, Inc. (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report sales of common stock, $0.001 par value per share (the “Common Stock”), of Neon Therapeutics, Inc. (the “Issuer”). As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Act.

The Schedule 13D filed with the Securities and Exchange Commission on July 9, 2018 (the “Schedule”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2 Identity and Background

The disclosure in Item 2 is hereby amended and restated in its entirety to read as follows:

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57 Street, 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57 Street, 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57 Street, 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45 Floor 132 Menachem Begin St. Tel Aviv, L3 6702301	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57 Street, 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.5 hereto.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of CBI.

As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under Act, with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Act.

Item 4 Purpose of Transaction

The disclosure in Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s Common Stock, in each case, subject to limitations under applicable law. The Reporting Persons intend to continue to actively consider additional dispositions of the Issuer’s Common Stock, subject to market conditions, in light of the Issuer’s proposed transaction with BioNTech SE.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5 Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

1,729,556 shares of Common Stock are owned directly by AIH and may be deemed to be beneficially owned by Access LLC, AIM and Len Blavatnik because (i) Access LLC holds a majority of the outstanding voting interests in AIH, (ii) AIM controls Access LLC and AIH, and (iii) Len Blavatnik controls AIM and Access LLC. Each of the Reporting Persons (other than AIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

824,247 shares of Common Stock are owned directly by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange. Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI Industries because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC holds a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”); (vii) Access AI wholly owns Clal Industries Ltd. (“CI”); and (viii) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than CBI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On March 19, 2020, CBI sold 9,050 shares of Common Stock at a weighted average price of $2.5149 per share in open market transactions.1

On March 23, 2020, AIH sold 84,339 shares of Common Stock at a weighted average price of $2.2161 per share in open market transactions.2

On March 23, 2020, CBI sold 50,358 shares of Common Stock at a weighted average price of $2.1741 per share in open market transactions.3

On March 24, 2020, AIH sold 117,400 shares of Common Stock at a weighted average price of $2.2022 per share in open market transactions.4

On March 24, 2020, CBI sold 84,286 shares of Common Stock at a weighted average price of $2.1923 per share in open market transactions.5

On March 25, 2020, AIH sold 52,422 shares of Common Stock at a weighted average price of $2.2068 per share in open market transactions.6

[1]

The shares were sold in multiple transactions ranging from $2.21 to $2.25, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The shares were sold in multiple transactions ranging from $2.49 to $2.57, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The shares were sold in multiple transactions ranging from $2.16 to $2.19, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The shares were sold in multiple transactions ranging from $2.20 to $2.25, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The shares were sold in multiple transactions ranging from $2.19 to $2.21, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The shares were sold in multiple transactions ranging from $2.20 to $2.22, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On March 25, 2020, CBI sold 32,057 shares of Common Stock at a weighted average price of $2.1921 per share in open market transactions.7

On March 26, 2020, AIH sold 114,198 shares of Common Stock at a weighted average price of $2.2635 per share in open market transactions.8

(d) Not applicable.

(e) Not applicable.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.5	Joint Filing Agreement, dated as of March 27, 2020.

[7]

The shares were sold in multiple transactions ranging from $2.19 to $2.22, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The shares were sold in multiple transactions ranging from $2.20 to $2.30, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2020

ACCESS INDUSTRIES HOLDINGS, LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES, LLC	/s/ Alejandro Moreno
Alejandro Moreno

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen
Offer Gonen

/s/ Assaf Segal
Assaf Segal

*
Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Officers of Clal Biotechnology Industries Ltd.

Name	Principal Business/ Occupation	Citizenship

Ofer Gonen	Chief Executive Officer of CBI	Israel

Assaf Segal	Chief Financial Officer of CBI	Israel

Avi Fischer	Chairman of CBI; Chairman and Chief Executive Officer of Clal Industries Ltd., the controlling shareholder of CBI; Chairman of Claltech Investments (2016) LLP; Chairman of Mashav Initiating and Development Ltd.; Chairman of Nesher Ltd.: Chairman of Clal Sun Ltd.	Israel

Yuval Yanai	Consulting and accompanying medical firms at Yuval Yanai Consulting and Management Ltd.	Israel

Prof. Gabi Barbash	Director, Bench to Bedside program, Weizmann Institute of Science, Israel	Israel

Isaac Kohlberg	Senior Associate Provost Chief Technology Development Officer, Harvard University USA	Israel and United States of America

Gad Keren	Director of Cardiology at Assuta	Israel

Sigalia Heifetz	Business consultant	Israel

Nufar Malovani	Vice President, General Counsel, Corporate Secretary and Human Resources Manager at Clal Industries Ltd	Israel

Tomer Babai	Senior analyst at Clal Industries Ltd.; Vice President of Claltech Investments (2016) LLP	Israel

The address for each director and officer is c/o Clal Biotechnology Industries Ltd., 3 Azrieli Center Triangle Tower, 45 Floor, 132 Menachem Begin St. Tel Aviv, L3 6702301, Israel.